Exhibit 99.1

Press Release, 19 November 2014

INTERXION ANNOUNCES 2 MILLION SHARE DISTRIBUTION BY LAMONT FINANCE N.V. AND BAKER COMMUNICATIONS FUND II L.P. FOR FURTHER DISTRIBUTION TO THEIR PARTNERS

AMSTERDAM 19 November 2014 - InterXion Holding N.V. (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced today that after the closing of the NYSE on 18 November 2014, Baker Capital affiliates Lamont Finance N.V. and Baker Communications Fund II L.P. requested that Interxion instruct its Transfer Agent to remove the restrictive legend on 1,998,697 Interxion shares that Lamont Finance N.V. holds and 1,303 Interxion shares that Baker Communications Fund II L.P. holds.

Baker Capital has informed Interxion that it will make a pro rata distribution-in-kind of these shares to the partners of Baker Communications Fund II (Cayman) L.P., which is a 15 year old private equity fund, and to the partners of Baker Communications Fund II L.P. After this distribution, Baker Capital will hold 18,657,892 Interxion shares.

Interxion stated that the distribution will not have any effect upon the total number of shares outstanding.

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 38 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press Release, 19 November 2014

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com